Sub-Item 77O
                                                       Rule 10f-3 Transactions

                              ADVANTAGE FUNDS, INC.
                      -Dreyfus Premier Strategic Value Fund

On October 13, 2006, Advantage Funds, Inc. - Dreyfus Premier Strategic Value Fund (the "Fund") purchased, slightly below par value, $46,080 in SAIC-common stock/equity of Morgan Stanley - CUSIP # 78390X10 (the "Stock"). The Stock was purchased from Morgan Stanley, a member of the underwriting syndicate offering the Stock, from their own account. Mellon Financial Markets, LLC, an affiliate of the Fund, was a member of the syndicate but received no benefit in connection with the transaction. Morgan Stanley received an underwriting spread of 37.5% per Stock. None of the other members received any economic benefit. The following is a list of the syndicate's primary members:


                                 Morgan Stanley
                             Bear Stearns & Co. Inc.


Accompanying this statement are materials presented to the Board of Directors of Advantage Funds, Inc. - Dreyfus Premier Strategic Value Fund, which ratified the purchase as in compliance with the Fund's Rule 10f-3 Procedures, at the Fund's Board meeting held on March 8, 2007.